September 27, 2013

VIA EDGAR

Ms. Cicely LaMothe

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	New York Mortgage Trust, Inc.
Form 10-K
Filed March 18, 2013
File No. 001-32216

Dear Ms. LaMothe:

New York Mortgage Trust, Inc., a Maryland corporation (the “Company”), is submitting this letter in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 6, 2013.

For convenience of reference, each comment contained in your September 6, 2013 letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for the year ended December 31, 2012

Business, page 5

1.	In future Exchange Act reports, please provide, as applicable, the vintage or origination dates of your MBS portfolio

RESPONSE: In future Exchange Act reports, we will expand our disclosure to include, as applicable, the vintage or origination dates of our MBS portfolio.

Ms. Cicely LaMothe

United States Securities and

Exchange Commission

September 27, 2013

Our Financing Strategy, page 9

2.

We note your disclosure on page 36 that the repurchase agreements allow the lenders, to varying degrees, to revalue the collateral to values that the lender considers to reflect market value. In future Exchange Act reports, please revise to discuss how market value is calculated.

RESPONSE: In future Exchange Act reports, we will expand our disclosure to include a discussion as to how the market value of our collateral is calculated by our repurchase agreement lenders.

Risk Factors, page 20

If a counterparty to one of our repurchase transactions…..page 36

3.

We note your disclosure on page 87. In future Exchange reports, with respect to your repurchase agreements, please name here or in the appropriate risk factor each of the counterparties that holds collateral in excess of 5% of stockholders’ equity.

RESPONSE: In future Exchange Act reports, with respect to our repurchase agreements, we will expand our disclosure to include a list of counterparties where the amount at risk is in excess of 5% of our stockholders’ equity. We define the amount at risk as the fair value of securities pledged as collateral to the repurchase agreement in excess of the repurchase agreement liability.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

4.

We note your disclosure on page 36 that certain of the assets that you pledge as collateral including Agency IOs and CLOs, are currently subject to significant haircuts. In future Exchange Act reports, please revise to identify the period end weighted average haircut and discuss material trends, if any.

RESPONSE: In future Exchange Act reports, with respect to our repurchase agreements, we will expand our disclosure to include the period end weighted average haircut and a discussion of material trends or changes to the haircut for our investment securities, if any.

Ms. Cicely LaMothe

United States Securities and

Exchange Commission

September 27, 2013

 Balance Sheet Analysis, page 62

Financing Arrangements, Portfolio Investments, page 71

5.

With respect to your disclosure for those repurchase agreements you account for as collateralized financings, please confirm that you will expand your disclosure in future filings to include the average quarterly balance and quarter end balance for each of the past three years.

RESPONSE: In future Exchange Act reports, with respect to our repurchase agreements accounted for as collateralized financings, we will expand our disclosure to include the average quarterly balance and quarter end balance for each of the past three years.

Quarterly Comparative Net Interest Spread, page 79

6.

Please clarify whether the cost of funds reflects the impact of your hedging activities. In future Exchange Act reports, if applicable, please revise to reflect the impact of such hedging activities. Additionally, if you experience material trends in your spread, please discuss such trends and explain the reasons for such trends to the extent driven by management decisions.

RESPONSE: In response to the Staff’s comment, the Company confirms that the cost of funds reflects the impact of our interest rate hedging activities. In future Exchange Act reports, we will clarify our disclosures to indicate such and explain the reasons for any material trends in our net interest spread to the extent driven by management decisions.

Non-GAAP Financial Measure, page 81

7.

Please tell us how you determined that Unrealized net losses on investment securities and related hedges and Unrealized net gains on multi-family loans and debt held in securitization trusts are “unusual or not indicative of [your] core operating results.” Please refer to Item 10(e) of Regulation S-K.

RESPONSE: We elected the fair value option to record unrealized gains and losses from certain investment securities we started purchasing in 2011 through our statement of operations. This was the first time we recorded unrealized gains and losses through our statement of operations. In the fall of 2011, a confluence of several factors, including a historical rally in U.S. Treasuries, uncertainty surrounding the European sovereign debt crisis and uncertainty relating to U.S. government’s rules under HARP caused unusually excessive market volatility that impacted our unrealized gains and losses on our Agency IOs and related hedges during this period. In connection with these events, we determined at that time that the unrealized gains and losses experienced during these periods were unusual and not indicative of our core operating results as compared to prior periods and were not likely to recur within the next two years. During 2012, we experienced significant unrealized gains on our recently acquired multifamily loans and debt held in securitization trusts for which we elected the fair value option, which was also a newly targeted asset class for us beginning in 2011. At that time, we determined that these operating results were unusual and not indicative of our core operating results as compared to prior periods and were not likely to recur within the next two years, as the increase in fair value was caused by an unexpected spike in demand for this relatively new offering from Freddie Mac.

However, in the spring of 2013, having recorded these unrealized gains and losses in multiple quarters, we concluded that these events were no longer unusual or more indicative of our core operating results. As a result, effective with the filing of our Form 10-Q in May 2013, we stopped providing this Non-GAAP financial measure.

Ms. Cicely LaMothe

United States Securities and

Exchange Commission

September 27, 2013

Liquidity – Hedging and Other Factors, page 85

8.

We note your disclosure beginning on page F-28. Please revise this section or elsewhere as appropriate to disclose the extent of your hedging activities and the extent of any gap between duration of swaps and assets/liabilities or tell us why such disclosure is not material. As applicable, please disclose any material trends in these measures as compared to prior periods.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes the information contained in Footnote 9 starting on page F-28 of its Form 10-K describes the Company’s derivative instruments and hedging activities in detail. Because of this, the Company proposes to add a cross reference in future filings at the end of the first paragraph under the caption “Liquidity—Hedging and Other Factors” that would take the following form: “For additional information regarding the Company’s derivative instruments and hedging activities for the periods covered by this report, including the fair values and notional amounts of these instruments and realized and unrealized gains and losses relating to these instruments, please see Footnote 9 to our consolidated financial statements included in this report.”

In addition, to the extent there is a material trend in the Company’s hedging activities, the Company advises the Staff that it will describe such material trends in the Management’s Discussion and Analysis of Financial Condition and Results of Operations under the caption “Liquidity—Hedging and Other Factors,” in the case of hedging instruments used or margin calls incurred with respect thereto, and “Results of Operations,” in the case of net realized or unrealized gains or losses.

With respect to the Staff’s comment to disclose the extent of any gap between the duration of swaps and assets/liabilities, the Company respectfully advises the Staff that, in its view, the net duration analysis set forth in Item 7A of the Form 10-K under the caption “Fair Value Risk” is a better and more meaningful depiction of risk to the Company from changes in interest rates than a gap analysis of swaps because the Company invests in multiple asset classes, including RMBS, CMBS, whole residential loans, CLOs and preferred equity, among other things, that are financed, in many cases, with instruments other than repurchase agreements. As such, it is the Company’s view that the inclusion of a gap analysis of swaps would only provide investors with a partial view of the risk to the Company from changes in interest rates. To the extent there are any material trends in the Company’s net duration analysis as compared to prior periods, the Company undertakes to describe such material trends below the tabular presentation in Item 7A of the Form 10-K under the caption “Fair Value Risk.” In addition, the Company intends to add a cross-reference at the end of the disclosure under the caption “Liquidity—Hedging and Other Factors” alerting the reader to the tabular presentation of the sensitivity of the market value and net duration changes of the Company’s portfolio across various changes in interest rates, which takes into account the Company’s hedging activities.

Ms. Cicely LaMothe

United States Securities and

Exchange Commission

September 27, 2013

Credit Risk, page 91

9.	Please revise to explain how you evaluate the credit quality of your assets, other than the Agency MBS.

RESPONSE: We propose to add the following disclosures to our next quarterly filing. Substantive updates to our disclosure on credit risk in our Form 10-Q for the quarterly period ended June 30, 2013 are in brackets.

Credit risk is the risk that we will not fully collect the principal we have invested in our credit sensitive assets, including distressed residential and other mortgage loans, CMBS and CLOs due to borrower defaults. In selecting the credit sensitive assets in our portfolio, we seek to identify and invest in assets with characteristics that we believe offset or limit the exposure of borrower defaults to the Company.

[We seek to manage credit risk through our pre-acquisition due diligence process, and by factoring projected credit losses into the purchase price we pay for all of our credit sensitive assets. In general, we evaluate relative valuation, supply and demand trends, prepayment rates, delinquency and default rates, vintage of collateral and macro-economic factors as part of this process. Nevertheless, these procedures do not guarantee unanticipated credit losses which would materially affect our operating results].

With respect to the $189.9 million of distressed residential loans the Company owned at June 30, 2013, the mortgage loans were purchased at a discount to par reflecting their distressed state or perceived higher risk of default, which may include  higher LTV’s and, in certain instances, delinquent loan payments.  Prior to the acquisition of distressed residential mortgage loans, the Company validates key information provided by the sellers that is necessary to determine the value of the distressed residential mortgage loans. We then seek to maximize the value of the mortgage loans that we acquire either through borrower assisted refinancing, outright loan sale or through foreclosure and resale of the underlying home. [We evaluate credit quality on an ongoing basis by reviewing borrower’s payment status and current financial and economic condition. Additionally, we look at the carrying value of any delinquent loan and compare to the current value of the underlying collateral.]

As of June 30, 2013, we own $197.6 million of first loss CMBS comprised of principal only securities that are backed by commercial mortgage loans on multi-family properties at a weighted average amortized purchase price of approximately 27.0% of current par.  [Prior to the acquisition of each of our first loss CMBS principal only securities, the Company completes an extensive review of the underlying loan collateral, including loan level cash flow re-underwriting, site inspections on selected properties, property specific cash flow and loss modeling, review of appraisals, property condition and environmental reports, and other credit risk analyses.  We continue to monitor credit quality on an ongoing basis using updated property level financial reports provided by borrowers and periodic site inspection of selected properties.  We also reconcile on a monthly basis the actual bond distributions received against projected distributions to assure proper allocation of cash flow generated by the underlying loan pool].

Ms. Cicely LaMothe

United States Securities and

Exchange Commission

September 27, 2013

Financial Statements

Consolidated Statements of Operations, page F-5

10.	Please tell us how you determined it was appropriate to present Dividends declared per common share on the face of the income statement. Please refer to paragraph 5 of ASC 260-10-45.

RESPONSE: The Company acknowledges the Staff's comment and after reviewing ASC 260-10-45-5 in conjunction with Regulation S-X 10-01(b)(2), the Company has concluded that Dividends declared per common share should not be shown on the face of the Consolidated Statements of Operations in the Company's Annual Reports on Form 10-K, although the Company believes that under Regulation S-X 10-01(b)(2) this information may continue to be shown on the face of the Consolidated Statements of Operations in interim periods.

Accordingly, the Company proposes to revise the presentation of its Consolidated Statements of Operations in future Annual Reports on Form 10-K to remove Dividends declared per common share.

Notes to Consolidated Financial Statements, page F-9

2. Summary of Significant Accounting Policies, page F-9

Financing Arrangements, Portfolio Investments, page F-12

11.

We note that you have disclosed that none of your repurchase agreements are accounted for as linked transactions. Please tell us and clarify in future filings the reason that none of your repurchase agreements are accounted for as linked transactions (i.e. you do not enter into such transactions; you have met the applicable criteria.)

RESPONSE: The Company advises the Staff that none of the Company’s repurchase agreements are accounted for as linked transactions because they met the applicable criteria in accordance with ASC 860-10-40.

In future Exchange Act reports, we will expand our disclosure to include the reason that none of our repurchase agreements are accounted for as linked transactions.

Ms. Cicely LaMothe

United States Securities and

Exchange Commission

September 27, 2013

Form 10-Q for the quarterly period ended June 30, 2013

Financial Statements

Notes to Condensed Consolidated Financial Statements, page 7

2. Summary of Significant Accounting Policies, page 7

Investment Securities Available for Sale, page 8

12.

You disclose that you assess potential impairment of securities where the fair value option has not been elected by applying the guidance prescribed in ASC Topic 320-10. For your non-Agency securities, please tell us and expand your disclosures to discuss in detail your accounting policy for determining how your securities meet the criteria to be accounted for under ASC Topic 320-10 versus 325-40.

RESPONSE: We plan to revise our disclosures in future filings to clarify that our Non-Agency securities are accounted for in accordance with ASC 325-40, as follows:

The Company accounts for debt securities that are of high credit quality (generally those rated AA or better) at date of acquisition in accordance with ASC 320-10. The Company accounts for debt securities that are not of high credit quality (i.e., whose risk of loss is less than remote) or securities that can be contractually prepaid such that we would not recover our initial investment, at date of acquisition in accordance with ASC 325-40. The Company considers ratings, the underlying credit risk and other market factors in determining whether the debt securities are of high credit quality; however, securities rated lower than AA or an equivalent rating, are not considered of high credit quality and are accounted for in accordance with ASC 325-40. If ratings are split, the Company uses the lower rating in determining whether the securities are of high credit quality.

Ms. Cicely LaMothe

United States Securities and

Exchange Commission

September 27, 2013

DEF14A filed March 26, 2013

General

13.

In future Exchange Act reports, please revise the say-on pay proposal and the say-on-frequency proposal, including the proxy card, to comply with the guidance provided by Exchange Act Rules Compliance and Disclosure Interpretation Question 169.07

RESPONSE: In future Exchange Act reports, the Company will revise say-on pay proposal and the say-on-frequency proposal, including the proxy card, to comply with the guidance provided by Exchange Act Rules Compliance and Disclosure Interpretation Question 169.07.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (212) 867-8711.

Sincerely,

By:	/s/ Fredric S. Starker
Fredric S. Starker
Chief Financial Officer

cc:     Steven R. Mumma

          Jennifer Monick

          Folake Ayoola

          Jennifer Gowetski